

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Mark S. Peek
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, California 94588

>   **Re: Workday, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2014**
>   **Filed March 31, 2014**
>   **File No. 001-35680**

Dear Peek:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note that in your earnings calls you discuss the weighted average duration of new contracts signed in the quarter. Please tell us what consideration was given to disclosing this metric in MD&A. Also, tell us whether the weighted average duration of new contracts signed is a key performance indicator for your business. Refer to Section III.B.1 of SEC Release 33-8350.

Contractual Obligations, page 41

2.   We note from disclosure on page 73 that you had $77 million of unrecognized tax benefits as of January 31, 2014, which represents a significant increase over the prior year. Please tell us what consideration was given to disclosing liabilities relating to such benefits in the table of contractual obligations or in a note thereto.   Refer to Item 303(a)(5) of Regulation S-K and Section C of SEC Release 33-9144.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional Services Revenues, page 55

3.   We note the change in your revenue recognition policy disclosure for professional services from a milestone and customer acceptance method, as previously disclosed, to a proportional performance method. Please clarify whether there was a change in your recognition method and if so, tell us the reason for the change in method and when the change was effected.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief